Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD REPORTS LOWER COSTS, IMPROVED GRADES AND HIGHER GOLD SALES IN THIRD QUARTER 2013

TORONTO, ONTARIO — (Marketwired — November 5, 2013) — Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the third quarter and first nine months of 2013. Full details of the results are provided in the Company’s Management’s Discussion & Analysis, which is available on the Company’s website at www.lsgold.com and on SEDAR at www.sedar.com.

Key highlights of the results include:

Third Quarter 2013

•             Cash operating cost(1) of US$701/ounce, a 31% improvement from third quarter 2012 (“Q3/12”)  and 23% from second quarter 2013 (“Q2/13”).

•             All-in sustaining cost(2) of US$1,027/ounce,  a 46% improvement from Q3/12 and 18% from Q2/13.

•             Average grade of 4.7 grams per tonne, 34% higher than Q3/12 and 9% higher than Q2/13.

•             Gold sales of 32,300 ounces, up 58% and 17% from Q3/12 and Q2/13, respectively.

•             Production of 28,900 ounces, up 38% from Q3/12 and versus 30,800 ounces in Q2/13.

•             Earnings from mine operations of $7.6 million, nearly triple the $2.6 million in Q3/12.

•             Net loss reduced to $1.7 million from $10.8 million in Q3/12.

Nine Months 2013

•             Cash operating cost of US$856/ounce, in line with full-year 2013 guidance, and 14% lower than in first nine months of 2012 (“9M/12”).

•             All-in sustaining cost of US$1,307/ounce, a 29% improvement from 9M/12.

•             Average grade of 4.3 grams per tonne versus 3.7 grams per tonne in 9M/12.

•             Gold sales of 86,000 ounces, up 44% from commercial sales of 59,800 ounces in 9M/12.

•             Production of 82,900 ounces, a 34% increase from 9M/12.

•             Earnings from mine operations of $13.2 million, up 89% from $7.0 million in 9M/12.

•             Net loss of $7.8 million, down from $15.8 million in 9M/12.

As at September 30, 2013

•             Cash and bullion totaled $15.2 million.

•             Company on track to achieve 2013 guidance, including production of 120,000 to 135,000 ounces of gold, cash operating cost per ounce sold between US$800 and US$875/ounce, and total capital investment of approximately $90 million.

October 2013

•             Record monthly production of 17,500 ounces from processing mine production and stockpiled ore totaling 110,100 tonnes (3,550 tonnes per day) at an average grade of 5.2 grams per tonne.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We came out of the third quarter with considerable momentum, well positioned for a strong finish to 2013. We reported lower costs during the quarter, with cash operating costs per ounce sold improving 31% from a year ago and nine-month 2013 operating costs of US$856 per ounce sold in line with our guidance for the year. The significant improvement reflects higher grades as well as increased productivity, efficiency and overall cost effectiveness. We also completed our mill expansion and exited the quarter averaging well over 3,000 tonnes per day. Very importantly, the favourable trend in grades continued with an average grade during the third quarter of 4.7 grams per tonne, including 4.9 grams per tonne at our Timmins West Mine.

“Looking forward, we started the fourth quarter with a record month in October producing 17,500 ounces by processing mine production and stockpiled ore with average throughput of 3,550 tonnes per day, close to 20% above target levels, at an average grade of 5.2 grams per tonne. Our record results in October bring total year-to-date production to 100,400 ounces. With nearly two months remaining, we are well positioned to achieve our targets for 2013 and to end the year with our first ever quarter of net free cash flow.”

Outlook

Based on progress to date, the Company is on track to achieve its previously stated guidance for 2013, including production growth of at least 40%, to a range of 120,000 to 135,000 ounces, cash operating costs in the range of US$800 to US$875 per ounce and capital investment for the year of approximately $90 million. For the fourth quarter of the year, the Company expects to achieve all-in sustaining costs below US$1,000 per ounce and to generate its first quarter of net free cash flow, based on current gold prices.

This Company’s Outlook section contains forward-looking information within the meaning of certain securities laws. The Outlook section, also included in the Company’s MD&A, represents the Company’s guidance and forms the basis for most of the forward-looking information disclosed elsewhere in these documents and in other areas such as other press releases, newsletters, fact sheets and the Company’s website. Readers are directed to the Forward-Looking Statements advisory at the end of this press release for cautionary language relating to forward-looking information.

Conference Call & Webcast

Lake Shore Gold will also host a conference call and webcast on Wednesday, November 6, 2013 at 10:00 am EST to discuss the Company’s third quarter and nine-month 2013 financial and operating results. Those wishing to access the call can do so using the telephone numbers that follow. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-9432 or 800-446-4472

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 1664305

Available until: 11:59 pm (November 13, 2013)

Qualified Person

Mine development and operating activities at the Company’s Timmins assets are conducted under the supervision of Dan Gagnon, Senior Vice-President, Operations. Mr. Gagnon is a qualified person (“QP”) as defined by National Instrument 43-101 and has reviewed and approved the information included in this news release. Mr. Gagnon is an employee of Lake Shore Gold.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)         Cash operating cost per ounce is a Non-GAAP measure. In the gold mining industry, cash operating cost per ounce is a common performance measure but does not have any standardized meaning. Cash operating costs per ounce are based on ounces sold and are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. The Company discloses cash operating cost per ounce as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating cost per ounce should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of cash operating cost per ounce to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three and nine months ended September 30, 2013 is set out on page 15 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)         Starting in the second quarter 2013, the Company has adopted a total all-in sustaining cost (“AISC”) performance measure, which is a non-GAAP measure. The measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the AISC definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes.  The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three and nine months ended September 30, 2013 is set out on page 15 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this press release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this press release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the SEC in the United States.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this press release and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com